SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

3 October 2003

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Stock Exchange Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 3 October 2003	Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

3 October 2003

Status re Novo Nordisk’s holding of its own shares (treasury shares)

As of the end of the third quarter 2003, Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates owned 14,446,841 of its own B shares corresponding to a total nominal value of DKK 28,893,682 or 4.07% of the total capital stock.

Novo Nordisk repurchased a total of 450,000 B shares during the third quarter, while a total of 21,500 options covered by Novo Nordisk treasury shares were exercised.

This announcement is pursuant to Section 204.33, Treasury Stock Changes, of the New York Stock Exchange Listed Company Manual.

Novo Nordisk is a focused healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,500 people in 68 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’. For further company information visit www.novonordisk.com

Stock Exchange Announcement No 20 / 2003	Page 1 of 2

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4444 2314

For further information please contact:

Media:	Investors:
Outside North America:	Outside North America:
Elin K Hansen	Palle Holm Olesen
Tel (direct): (+45) 4442 3450	Tel (direct): (+45) 4442 6175

Christian Kanstrup Tel (direct): (+45) 4443 7801

In North America:	In North America:
Susan T Jackson	Investor Relations Office US
Tel (direct): (+1) 609 919 7776	Tel (direct): (+1) 609 919 7846

Stock Exchange Announcement No 20 / 2003	Page 2 of 2

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4444 2314